

December 14, 2012

<u>Via E-mail</u>
William L. Hodges
Chief Financial Officer
Pozen Inc.
1414 Raleigh Road
Chapel Hill, NC 27517

     Re: **Pozen Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 9, 2012
             File No. 000-31719

Dear Mr. Hodges:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief